Filed by Pentair Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair Ltd.

Registration Number: 333-192961

Pentair Announces Dividend Recommendation, Sets Dates for Shareholder Meetings

SCHAFFHAUSEN, Switzerland, February 25, 2014 — Pentair Ltd. (NYSE: PNR) today announced that its Board of Directors recommended that Pentair shareholders approve at the 2014 annual general meeting of shareholders a proposal to pay quarterly cash dividends through the second quarter of 2015. The proposal provides that dividends of $1.20 per share will be made out of Pentair’s capital contribution reserve to shareholders in quarterly installments of $0.30 per share for each of the third and fourth quarters of 2014 and the first and second quarters of 2015.

Pentair paid dividends of $0.96 per share in 2013. If the dividend proposal is approved by the shareholders at the 2014 annual general meeting of shareholders, which is scheduled to be held on May 20, 2014, the 2014 dividend increase will mark the 38th consecutive year in which Pentair has increased its dividend.

Pentair also announced today that its Board of Directors set May 20, 2014 as the date of an extraordinary general meeting of its shareholders to consider proposals related to Pentair’s proposed change in jurisdiction of organization from Switzerland to Ireland.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This communication contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the ability to complete the change in jurisdiction of organization and to realize the expected benefits from such change and the change in tax residence; the ability to successfully integrate the Flow Control business and achieve expected synergies from such combination; overall global economic and business conditions; competition and pricing pressures in the markets we serve; the strength of housing and related markets; volatility in currency exchange rates and commodity prices; inability to generate savings from excellence in operations initiatives consisting of lean enterprise, supply management and cash flow practices; increased risks associated with operating foreign businesses; the ability to deliver backlog and win future project work; failure of markets to accept new product introductions and enhancements; the impact of changes in laws and regulations, including those that limit tax benefits or increase tax liabilities; the outcome of litigation and governmental proceedings; and the ability to achieve our long-term strategic operating goals. Additional information concerning these and other factors is contained in our filings with the U.S. Securities and Exchange Commission (the “SEC”), including in our Quarterly Report on Form 10-Q for the quarter ended September 28, 2013 and our 2012 Annual Report on Form 10-K. All forward-looking statements speak only as of the date of this communication. Pentair Ltd. assumes no obligation, and disclaims any obligation, to update the information contained in this communication.

ADDITIONAL INFORMATION AND PARTICIPANTS IN THE SOLICITATIONS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. In connection with the Extraordinary General Meeting of Shareholders, on December 19, 2013, Pentair plc (“Pentair-Ireland”) filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement of Pentair that also constitutes a prospectus of Pentair-Ireland. The preliminary proxy statement/prospectus is available free of charge on the SEC’s website at www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement concerning the proposed change in place of incorporation. In addition, each of Pentair and Pentair-Ireland will be filing documents with the SEC, which contain other relevant materials in connection with the proposed change in place of incorporation. SHAREHOLDERS ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS CAREFULLY, WHICH IS AVAILABLE NOW AND THE FORM S-4 CONTAINING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CHANGE IN JURISDICTION OF ORGANIZATION, PENTAIR AND PENTAIR-IRELAND. Pentair will file a preliminary proxy statement with the SEC in connection with the solicitation of proxies for its 2014 Annual General Meeting of Shareholders. Prior to the 2014 Annual General Meeting of Shareholders, Pentair will furnish a definitive proxy statement to its shareholders. SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT PENTAIR WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain free copies of the definitive proxy statement/prospectus for the Extraordinary General Meeting of Shareholders, the preliminary and definitive proxy statements for the 2014 Annual General Meeting of Shareholders and other relevant documents (when they become available) filed with the SEC from the SEC’s website at www.sec.gov or at Pentair’s website at www.pentair.com. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, 5500 Wayzata Blvd., Suite 800, Minneapolis, MN 55416-1259 or by calling (800) 328-9626.

Pentair and its directors and officers may be deemed to be participants in the solicitations of proxies from Pentair’s shareholders in connection with its 2014 Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders. Information about these persons is set forth in Pentair’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and amended on February 28, 2013, and in Pentair’s proxy statement relating to its 2013 Annual General Meeting of Shareholders, as filed with the SEC on March 13, 2013.

ABOUT PENTAIR LTD.

Pentair Ltd. (www.pentair.com) delivers industry-leading products, services and solutions for its customers’ diverse needs in water and other fluids, thermal management and equipment protection. With 2013 revenues of $7.5 billion, Pentair employs more than 30,000 people worldwide.

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Pentair contacts:

Jim Lucas

Vice President, Investor Relations

Tel: 763-656-5575

E-mail: jim.lucas@pentair.com

Rebecca Osborn

Senior Manager, External Communications

Tel: 763-656-5589

E-mail: rebecca.osborn@pentair.com